Contact

www.linkedin.com/in/john-
suh-83452a4 (LinkedIn)
www.legalzoom.com (Company)

Honors-Awards

Ernst and Young Entrepreneur of the
Year

John Suh

Entrepreneur. Investor & Advisor to growth companies.
Pasadena, California, United States

Summary

Launched startups, drove high growth, and lead companies at scale.
Taken companies from concept to $100M+ in revenues. Lead
a company from unprofitability to $100M+ in operating cashflow.
Raised $2B+ across multiple companies from premier venture,
private equity, and corporate investors.

Angel Investor and/or Advisor to several companies, including
Gusto, goPuff, Applied Data Finance, Fiscal Note, RingDNA, Human
Ingenuity, Notarize, and Tatsu.

Current Board of Director at Ananda Scientific, Winsantor, and
Spatial Web.

_____

Experience

Sookmyung Women's University
Adjunct Professor, Entrepreneurship
March 2021 - Present (2 years 6 months)
Seoul, South Korea

Various Companies
Director Board of Directors
March 2021 - Present (2 years 6 months)

Ananda Scientific, Vatom, Winsantor, Law and Good

Tidemark
Fellow
January 2021 - Present (2 years 8 months)

SparkLabs Ventures
Venture Partner
December 2017 - Present (5 years 9 months)
Seoul, South Korea

Spring Ventures
Venture Partner
March 2022 - July 2023 (1 year 5 months)
Seoul, South Korea

LegalZoom
Currently Senior Advisor, served CEO / Executive Chairman roles from
2005-2019
2005 - 2021 (16 years)
Glendale, California

LegalZoom's mission is to democratize law. It has grown from a promising
startup into the most recognized legal brand in America, with over 70%
awareness in adult Americans. LegalZoom continues to reshape the legal
industry with convenient and affordable legal solutions to small businesses and
families via its platform of technology and network of independent lawyers.

LegalZoom raised $1M of primary capital since inception while providing
over $2B in liquidity to employees, investors, and founders. The business
successfully transitioned from its 100% transactional roots to a highly
profitable, 50%+ subscription business.

StudioDirect
CEO & Founder
2000 - 2003 (3 years)

StudioDirect was the Internet division of Li and Fung, which helps orchestrate
the supply chain for many of the world's leading brands. It was founded to
help smaller retailers (under $100M) cost-effectively access private label
goods through a strategy of mass customization. The division was funded
in part by a $250M capital raise through a secondary offering of the parent
company.

Castling Group
CEO & Founder
1997 - 2000 (3 years)

Unusual incubator that both helped offline companies create their online
divisions (Jcrew.com, Barneysnewyork.com, Hifi.com, StudioDirect.com) and
launched pure play start-ups (GiftCertificates.com, 360HipHop.com). Our core
team often served as interim management (CEO, CEO, CTO, VP of Marketing)
while launching an online division, and could later transition management back
to the parent company after stabilizing technology, marketing, and operations.

LEK
Associate Consultant
January 1993 - June 1995 (2 years 6 months)

Advised companies on both strategic and M&A engagements within the healthcare, entertainment, and telecommunication industries.

Education

Harvard Business School
MBA · (1995 - 1997)

Harvard University
AB, Organizational Behavior and Public Policy · (1988 - 1992)